UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                               SEPTEMBER 9, 2009
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         258,209
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    258,209
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             258,209
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.1%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of P&F Industires, Inc., 445 Broadhollow Road, Suite 100, Melville, NY 11747.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $450,420.37 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     As a long-time shareholder of P&F, respondent has maintained ownership in the company for predominantly the last 13 years (going back to 1996). Respondent has acquired the shares for investment purposes, and believes that P&F stock is significantly undervalued in the marketplace, from a long-term perspective. Respondent believes the underlying value of P&F is evidenced in the fact that the company, despite being a "cyclical" business, was continuously profitable for the 17 consecutive fiscal years 1992-2008 (absent an accounting change in 2002, and goodwill write-offs in 2007 and 2008).

     However, respondent also notes that P&F evidences a number of issues and concerns that have festered, which he believes have caused the common stock to be assigned a considerably lower valuation by the marketplace than it otherwise would be. Some of these issues are "deeply troubling" or even "grave" in their essence, and it is the respondent's intention to bring these issues to the attention of the board of directors, and seek to have them addressed and rectified.

     Respondent believes that he possesses the credibility to effectively represent and bring to the board's attention the important issues that P&F must face, with his being now the largest individual shareholder of P&F, other than the CEO, and having a lengthy 13 year interest and involvement in the company. The issues include, but are not limited to, executive compensation, board independence, and overall corporate governance issues (poison pill, staggered board, need to separate the chairman and CEO's position, et al.).

     Respondent intends to engage with the board of directors and management, individually and collectively, to discuss these issues in a discrete, appropriate, and professional fashion, and is hopeful that the board will be responsive. Respondent further intends to present himself, or his representative, to the nominating committee for consideration for appointment to the board of directors. In the meantime, respondent intends to ask the board for consideration in placing respondent, or his representative, on the board as a "board observer."

     Respondent believes it is absolutely imperative for the board to reach out to the entire outside shareholder base, and to establish trust and good faith reassurance, which respondent believes, at this time, is critically lacking. Respondent believes that it is through such efforts that P&F stock might realize a larger and much more diverse shareholder base, and that, if it would have had such a base, would not have suffered the kind of drastic decline in price it did, over the last couple years.

     Respondent does not explicitly seek a change of management, or a change of control of PFIN, however, respondent believes that outside shareholders are entitled to have a board of directors that more actively focuses on maximizing shareholder value, and that selling the company at the peak of the current economic cycle, or having the CEO take the company private (since his compensation arrangement strongly suggests that he sees P&F as "his" company, anyway) are two scenarios that should be explored, in order that the CEO may honor both his moral, and fiduciary, obligations, to the other 2/3 of the shareholders.

     Respondent intends to report back to the entire shareholder base, in 13d amended filings, and, as should be necessary, in press releases, over the success of his efforts to "right the ship" at P&F.

     Respondent may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     Other than as set forth above in this Item 4, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on September 17, 2009, respondent has sole voting and dispositive power over 258,209 shares of P&F Industries, Inc.'s common stock. According to the company's latest Form 10-Q filing, as of August 17, 2009, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 7.1% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the September 9, 2009 "trigger" date, through September 17, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

07/13/09  bought 2100 shares @ $1.75
07/15/09  bought 3700 shares @ $1.63
07/16/09  bought 11,460 shares @ $1.52
07/17/09  bought 22,373 shares @ $1.38
07/20/09  bought 4210 shares @ $1.53
07/30/09  bought 8300 shares @ $1.66
08/05/09  sold 1300 shares @ $1.88
08/06/09  sold 1700 shares @ $1.88
08/13/09  sold 9692 shares @ $1.73
08/17/09  bought 1548 shares @ $1.44
08/18/09  bought 15212 shares @ $1.50
08/19/09  bought 4198 shares @ $1.71
08/20/09  bought 1561 shares @ $1.75
08/24/09  bought 3000 shares @ $1.74
08/25/09  bought 500 shares @ $1.70
08/26/09  bought 1098 shares @ $1.72
08/27/09  bought 31,500 shares @ $1.80
08/28/09  bought 903 shares @ $1.75
08/31/09  bought 1705 shares @ $1.82
09/01/09  bought 350 shares @ $1.78
09/02/09  bought 13,696 shares @ $1.73
09/08/09  bought 25,000 shares @ $1.75
09/09/09  bought 80,000 shares @ $1.75
09/11/09  bought 1400 shares @ $1.85
09/14/09  bought 100 shares @ $1.78

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/18/09
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor